2021–2022

Economic Outlook



2021–2022 Economic Outlook

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

Tuesday, March 16, 2021

Cover:
Executive Council Office, Corporate Communications (# 13105)

Translation:
Translation Bureau, Service New Brunswick

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-2475-6

Printed in New Brunswick

Note: Unless otherwise indicated, this document reflects data available up to and including March 2, 2021.

 Think Recycling!

Global Economy

- The International Monetary Fund (IMF) expects the global economy to grow by 5.5% in 2021, following an estimated contraction of 3.5% in 2020.

- Although pandemic-related disruptions persist in various economies and markets, the IMF predicts that emerging market and developing countries will lead growth at a pace of 6.3% in 2021, while advanced economies are projected to grow at a more moderate rate of 4.3%.



Source: International Monetary Fund

- The euro area economy is expected to rebound to growth of 4.2% in 2021 due to continued recovery within the manufacturing sector (supported by strengthening foreign demand) and grants from the European Union (EU). Nonetheless, economic activity in this region is expected to remain below 2019 levels.

- In 2021, India is projected to have the most growth (+11.5%) of any country being reported on by the IMF. Their forecast points to China as the second-highest driver of growth among the emerging market and developing countries, with a growth rate of 8.1%.

- Global growth could be dampened if containment of the virus and herd immunity from vaccinations are not achieved in enough time.

- According to the IMF, oil prices are expected to rise by just over 20% in 2021. Price growth is also expected for non-oil commodities.

- World trade volumes are estimated to grow by 8.1% in 2021 as pent-up demand supports a rebound in private consumption. Services trade is expected to recover more slowly than merchandise volumes given that cross-border tourism and business travel are expected to remain subdued.

- The U.S. economy is forecasted to grow by 5.1% in 2021 due to ongoing vaccination and the easing of pandemic-control measures. The potential for additional fiscal support and improved pandemic management could result in stronger-than-expected growth outcomes.

- The U.S. housing market benefited from low borrowing rates and is predicted to record 1.46 million housing starts in 2021. Although home prices and mortgage rates are expected to rise in 2021, it is anticipated that the sector will remain a positive contributor to the U.S. economy.

- The U.S. labour market recorded notable job losses in 2020. While a recovery is underway, weakness is expected to persist in 2021.

Canadian Economy

- The Bank of Canada estimates the Canadian economy will expand by 4.0% in 2021, following a decline of 5.5% in COVID-disrupted 2020. Private sector forecasts, however, are more optimistic, with growth projected at 4.7% for 2021.



Contribution to Real GDP Growth – Canada

Source: Bank of Canada

Statistical Summary - Growth Rates[1] (as of March 2, 2021)		
	2019 to 2020	
	N.B.	Canada
Population and Labour		
Total Population (July 1)	0.6	1.1
Labour Force	-0.6	-1.2
Employment	-2.6	-5.2
Unemployment Rate (%)	10.0	9.5
Participation Rate (%)	60.4	64.1
Wages and Salaries	0.6	-1.5
Consumers and Housing		
Retail Trade	1.2	-1.3
Consumer Price Index	0.2	0.7
Housing Starts	18.7	4.4
Business		
Manufacturing Sales	-17.0	-11.4
International Exports	-21.4	-12.2
Building Permits	-2.3	-2.3
[1] Per cent change unless otherwise indicated. Source: Statistics Canada.		

- According to the Bank of Canada, quarterly growth rates are expected to remain choppy as a resurgence of COVID-19 cases and tightening containment measures are interrupting growth early in the year. Over the coming months, activity is expected to rebound as the virus recedes and restrictions are lifted.

- The impact is expected to vary across industries, and the sectors that were hardest hit in 2020 – accommodation, food, arts, entertainment and recreation; transportation and warehousing; oil and gas extraction and support activities – will continue to struggle.

- Consumption is projected to support the recovery in 2021 as containment measures ease and consumer confidence improves. Additionally, household disposable income is expected to remain resilient on a broad scale given low borrowing rates and government support.

- Business investment, outside the oil and gas sector, is projected to expand in 2021, as business confidence improves, business financing remains favourable, and pandemic-related uncertainty declines.

- Exports rebounded from its second quarter low in 2020 and are anticipated to increase by 1.7% for 2021. This projection is based on improvements in foreign demand and expected increases in energy exports.

- Despite positive influences on the outlook for 2021, a protracted recovery is expected due to health, industry, population and labour force vulnerabilities across the country.

- The consensus of private sector forecasters projects Canada's unemployment rate will fall by 1.6 percentage points to 8.0% in 2021, and employment growth is expected to rebound to 4.1%.

- All ten provinces are expected to record growth in 2021, with private sector forecasts suggesting that economic recovery will be strongest in British Columbia (+4.9%) and Quebec (+4.9%).



- The latest consensus for CPI inflation is 1.6% for 2021, while the Canadian dollar is expected to average around 78 cents US for most of 2021.

New Brunswick Economy

- The effects of the COVID-19 pandemic weighed down on the province's economy in 2020, with the Department of Finance and Treasury Board estimating real Gross Domestic Product (GDP) to have declined by 3.9% in 2020.

- New Brunswick's population grew for the fifth consecutive year, up by 0.6% to 781,476 as of July 1, 2020. Border closures and travel restrictions limited international and interprovincial migration in the April-to-June period.

- Employment registered a decline of 2.6% in 2020. Twelve of the 16 major industry groups saw a decline in their employment levels, with the greatest losses recorded in information, culture, and recreation; accommodation and food services; and manufacturing. Furthermore, the total hours worked by all employees in the province saw a decline of 5.2% for the year.

- With job losses in 2020 mostly concentrated among the lower-paid employees in the province and the introduction of temporary wage top-ups, average weekly earnings increased by 5.9%, almost doubling the growth observed in 2019 and the highest growth rate recorded in the available data.

- The introduction of government relief programs resulted in a significant increase in government transfers to households, leading to an estimated increase of 6.3% in household disposable income. The availability of these programs offset the slowdown in primary household income growth.

- Consumption patterns were altered by unprecedented job losses, temporary closures of close-contact service sectors, and government restrictions and lockdowns, leading to an overall decrease in household consumption in the province in 2020. Limiting this decline, however, was growth in retail sales for the year.

- After rebounding in May, retail sales remained steady for the rest of the year, reporting growth of 1.2% in 2020. Higher sales were reported in seven of the 11 subsectors, with gains in general merchandise stores; food and beverage stores; and building material and garden equipment and supplies dealers more than offsetting the declines seen in gasoline stations; and motor vehicle and parts dealers.

- Growth in New Brunswick's consumer price index slowed in 2020 to 0.2%, lower than the national average growth of 0.7%. Despite price increases in food, health and personal care, and shelter, inflation in the province was limited by price decreases observed in clothing and footwear, and transportation.

- Investment in building construction was down by 2.8% in 2020, mainly attributed to a drop of 26.1% in non-residential investment. However, investment in residential building construction increased by 10.7%, limiting the decline.

- New Brunswick's real estate market was supported by a stronger demand, a tighter supply, increased investment in residential building construction, and low borrowing rates. Housing starts rose by 18.7% in 2020, mainly attributed to multi-unit construction in the province's three major urban centres, while record-high home sales and strong price growth was seen across all of New Brunswick's real estate boards.

Housing Starts – New Brunswick



Source: Statistics Canada

- Manufacturing sales were down in 2020, with both non-durable and durable goods industries registering decreases. Notwithstanding the slowdown, wood product manufacturing was supported by strong demand and high commodity prices, with sales expanding by 22.3% in 2020.

- Driven by lower commodity prices and reduced foreign demand, merchandise exports in 2020 were down by 21.4%. Nonetheless, imports saw a larger decline of 25.6%, leading to an improvement in the trade surplus.



- Reflecting the ongoing uncertainty related to the pandemic, the Department of Finance and Treasury Board projects real GDP growth of 2.9% for 2021, lower than the consensus among private sector forecasters of 3.7%.



- Economic growth will be supported by the vaccine rollout over much of 2021 and the gradual lifting of public health restrictions. However, the arrival of COVID-19 variants and the pace of the vaccine rollout may elevate uncertainty in the forecast, suggesting the provincial economy will not return to pre-pandemic levels until late 2022 or into 2023. Nonetheless, an earlier-than-expected vaccine rollout represents upside growth potential.

- Stricter border closures and travel restrictions along with delays in application processes will limit immigration to the province, slowing population growth in 2021. Nonetheless, the province's positive response to the pandemic represents upside population growth potential over the medium term.

- Employment is forecasted to partially recover in 2021, expanding by 1.8%, as discouraged and laid off workers re-enter the labour force. However, the level of public health restrictions will continue to influence the employment outlook.

- Supported by employment gains, wages and salaries are anticipated to increase in 2021, pushing primary household income up by 3.1%. However, the withdrawal of income support programs introduced in 2020 are expected to negatively impact the province's household disposable income.

- Household consumption is expected to bounce back by 3.3% in 2021 as consumer confidence improves, COVID-related restrictions are eased, and employment and income gains are further supported by an elevated level of savings.

- Investment is projected to pick up in 2021, driven by the re-establishment of delayed projects, an increase in public capital expenditures, and business investment changes in response to the pandemic.

- In 2021, the province's manufacturing sector and exports may be boosted by strengthening foreign demand, reduced pandemic-related uncertainty for both manufacturers and key trading partners, and higher commodity prices. However, the appreciation of the Canadian dollar will act as a headwind, moderating growth prospects.

- The mining sector is anticipated to modestly recover in 2021 mainly due to the reopening of Trevali's Caribou mine, the extension of the road salt contract with Nutrien, and the expected increased production of lime and limestone in the Havelock region.

- Activity in the forestry sector is forecasted to improve due to a healthy U.S. housing market, lower softwood lumber duties, higher market lumber prices, and upgrades to sawmills in the province.

- The development of a new McCain potato production facility and stable agricultural prices may support modest growth in the agricultural sector in 2021.

- The fisheries and aquaculture sectors are anticipated to see modest growth supported by higher commodity prices, the gradual easing of restrictions, and some investment opportunities. Notwithstanding, uncertainty remains in these sectors should the market not improve as forecasted and if labour challenges remain.

- While the new U.S. administration could set the stage for less volatility on key trade issues and improve Canada-U.S. relations, trade uncertainty with the U.S. may continue as "Buy American" policies continue to prevail.

- The development of a small modular reactor industry and the refurbishment of the Mactaquac dam represent upside growth potential over the medium-term.

New Brunswick Economic Indicators Growth Rates[1], 2018 to 2024						
	2018	2019	2020	2021	2022	2023–2024
Economic Accounts *						
Gross Domestic Product (GDP)	3.6	3.0	-2.5	4.2	3.0	2.6
Household Final Consumption Expenditures	2.8	2.3	-0.8	3.3	2.4	2.1
Gross Fixed Capital Formation	10.0	-6.5	-12.6	6.5	1.3	1.0
GDP (real)	0.5	1.2	-3.9	2.9	1.7	0.9
Income *						
Primary Household Income	3.0	2.7	0.3	3.1	1.9	3.0
Household Disposable Income	2.3	2.1	6.3	-1.0	0.8	1.9
Population and Labour **						
Total Population (July 1)	0.5	0.9	0.6	0.0	0.1	0.3
Labour Force	0.5	0.8	-0.6	0.5	0.3	0.3
Employment	0.6	0.8	-2.6	1.8	1.1	0.7
Unemployment Rate (%)	8.0	8.1	10.0	8.7	7.9	7.6
Participation Rate (%)	61.2	61.1	60.4	60.8	60.9	60.9
Other **						
Consumer Price Index	2.1	1.7	0.2	1.6	1.7	2.0
Housing Starts	0.2	26.1	18.7	-13.4	-5.7	1.5
Retail Trade	1.7	2.1	1.2	3.1	2.8	2.2

[1] Per cent change unless otherwise indicated.
Sources: Statistics Canada and NB Finance and Treasury Board *2020–2024 **2021–2024.

New Brunswick Economic Indicators

New Brunswick Annual Indicators (as of March 2, 2021)							
					% Change		
Indicators	2017	2018	2019	2020	2017-18	2018-19	2019-20
Labour							
Population 15 Years and Over ('000)	633.2	636.9	642.7	646.9	0.6	0.9	0.7
Labour Force ('000)	387.9	389.7	393.0	390.7	0.5	0.8	-0.6
Employment ('000)	356.3	358.4	361.1	351.6	0.6	0.8	-2.6
Full-time ('000)	304.7	306.5	306.9	299.9	0.6	0.1	-2.3
Part-time ('000)	51.6	51.8	54.2	51.7	0.4	4.6	-4.6
Goods-producing Sector ('000)	74.2	75.0	76.2	72.2	1.1	1.6	-5.2
Services-producing Sector ('000)	282.1	283.4	285.0	279.4	0.5	0.6	-2.0
Unemployment ('000)	31.7	31.3	31.9	39.1	-1.3	1.9	22.6
Participation Rate (%)	61.3	61.2	61.1	60.4	…	…	…
Employment Rate (%)	56.3	56.3	56.2	54.4	…	…	…
Unemployment Rate (%)	8.2	8.0	8.1	10.0	…	…	…
Average Weekly Earnings ($)	886.82	912.10	941.57	996.85	2.9	3.2	5.9
Wages and Salaries ($M)	15,466.6	16,169.1	16,759.4	16,862.9	4.5	3.7	0.6
Employment Insurance Beneficiaries	42,788	39,749	40,525	43,005	-7.1	2.0	6.1
Consumers							
Retail Trade ($M)	12,792.1	13,006.4	13,285.1	13,449.1	1.7	2.1	1.2
New Motor Vehicle Sales (units)	44,801	41,314	40,957	34,225	-7.8	-0.9	-16.4
New Motor Vehicle Sales ($M)	1,717.8	1,637.1	1,698.0	1,466.2	-4.7	3.7	-13.7
Food Services and Drinking Places ($M)	1,218.7	1,241.8	1,274.9	1,035.5	1.9	2.7	-18.8
Consumer Price Index (2002=100)	131.2	134.0	136.3	136.6	2.1	1.7	0.2
Housing							
Housing Starts (units)	2,324	2,328	2,935	3,483	0.2	26.1	18.7
Residential Building Permits ($M)	477.6	491.2	570.9	749.3	2.8	16.2	31.2
MLS® Residential Sales (units)	8,207	8,316	9,425	10,646	1.3	13.3	13.0
MLS® Residential Sales (average price $)	165,494	174,352	178,833	197,652	5.4	2.6	10.5
Business							
Manufacturing Sales ($M)	18,728.5	18,467.6	18,314.5	15,202.1	-1.4	-0.8	-17.0
International Exports ($M)	12,856.3	12,614.5	13,087.7	10,292.1	-1.9	3.8	-21.4
Non-residential Building Permits ($M)	718.9	561.8	594.1	389.3	-21.9	5.8	-34.5
Industrial and Commercial ($M)	456.7	437.9	507.0	237.0	-4.1	15.8	-53.2
Institutional and Governmental ($M)	262.3	123.9	87.2	152.3	-52.8	-29.7	74.7
Wholesale Trade ($M)	6,508.0	6,502.6	7,101.3	7,104.8	-0.1	9.2	0.0
Farm Cash Receipts ($M)	615.7	700.9	872.5	877.6	13.8	24.5	0.6
Demographics							
Population (July 1)	766,621	770,301	776,868	781,476	0.5	0.9	0.6
Natural Increase (July 1-June 30)	-1,190	-1,382	-1,629		…	…	…
Net Migration (July 1-June 30)	4,870	7,949	6,237		…	…	…
… Not applicable							
MLS® is a registered trademark of the Canadian Real Estate Association							
Sources: Statistics Canada and Canadian Real Estate Association.							